UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________
FORM 11-K
 _____________________________________
[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 01-13697
____________________________________
MOHAWK INDUSTRIES RETIREMENT PLAN 1
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Index to Financial Statements, Supplemental Schedule and Exhibit

Item:
Reports of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014
Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2015 and 2014
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015
Signatures
Exhibits

Report of Independent Registered Public Accounting Firm
To the Participants in and Plan Administrator of
Mohawk Industries Retirement Plan 1:
We have audited the accompanying statement of net assets available for benefits of the Mohawk Industries Retirement Plan 1 (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

Atlanta, Georgia
June 17, 2016

Report of Independent Registered Public Accounting Firm

Mohawk Industries, Inc.
Mohawk Industries Retirement Plan 1:

We have audited the accompanying statement of net assets available for plan benefits of the Mohawk Industries Retirement Plan 1 (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/S/ KPMG LLP
Atlanta, Georgia
June 26, 2015

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value
Plan's interest in Master Trust, at fair value (notes 1, 5 and 6)	$185,511,656	181,847,323
Receivables
Notes receivable from participants (note 2)	14,570,076	15,446,245
Contributions receivable from employer	113,851	135,352
Contributions receivable from participants	512,432	533,692
Total receivables	15,196,359	16,115,289
Net assets available for plan benefits before adjustment	200,708,015	197,962,612
Adjustment from fair value to contract value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(423,120)	(1,095,920)
Net assets available for plan benefits	$200,284,895	196,866,692
See accompanying notes to financial statements.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Investment income:
Interest income on notes receivable from participants	$635,726	648,884
Plan's interest in income of Master Trust (notes 1, 5 and 6)	3,743,574	7,323,932
Net investment income	4,379,300	7,972,816
Contributions from employer	6,611,634	6,063,598
Contributions from participants	15,432,658	14,090,830
Rollover contributions from participants	421,583	366,214
Total additions	26,845,175	28,493,458
Deductions:
Distributions to participants	23,252,321	22,343,012
Administrative expenses	270,731	281,051
Total deductions	23,523,052	22,624,063
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans	3,322,123	5,869,395
Transfers:
Net transfers between affiliated plans (note 9)	96,080	1,495,813
Net increase in net assets available for plan benefits	3,418,203	7,365,208
Net assets available for plan benefits at beginning of year	196,866,692	189,501,484
Net assets available for plan benefits at end of year	$200,284,895	196,866,692
See accompanying notes to financial statements.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Industries Retirement Plan 1 (the Plan) in preparing its financial statements.

(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Investments
The Mohawk Industries Retirement Plan 1 Master Trust and Mohawk Industries Retirement Plan 2 Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2015 and 2014, the Plan’s investments consist of its interest in the net assets of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 6). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s net assets.
The Master Trust’s investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. A common collective fund contains investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in a common collective fund is valued based on information reported by the Plan’s trustee using financial statements of the common collective fund at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2015 and 2014. The statements of net assets available for plan benefits present the fair value of the Plan's interest in the common collective fund as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
The Plan presents in the statements of changes in net assets available for plan benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized net gains on the fair value of the Master Trust investments and the unrealized net appreciation on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).
(c) Recent Accounting Pronouncements

On May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”).This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan will adopt ASU 2015-07 and the applicable parts of ASU 2015-12 in fiscal year 2016.
(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a) General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet, LLC (the Company) and its affiliates located in the U.S. and Puerto Rico. The Company is a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). Full-time employees are eligible to participate in the Plan at the beginning of the calendar month after the completion of 90 days of service. Part-time employees are eligible to participate in the Plan after one year of service. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay unless the employees elect otherwise.  Employees may opt out or discontinue contributing to the Plan at any time.
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2015 and 2014.

(b) Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their eligible compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. Participants who are considered a Highly Compensated Employee by the Internal Revenue Service definition are limited to a 6% annual deferred maximum, subject to certain limitations. For all participants, the Company provides 50% matching contributions up to the first 6% of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. There were no discretionary employer profit sharing contributions relating to the plan years ending December 31, 2015 and 2014.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

(c) Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts daily based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for daily valuation of accounts.

(d) Distributions to Participants

A participant's account shall be distributed in a lump sum payment in cash. If any portion of the account is invested in Company stock, the participant may elect to receive the Company stock in whole shares with cash paid for fractional shares. Unless another election is made by the participant, an account balance less than $1,000 will be paid out in cash. Unless another election is made by the participant, an account balance between $1,000 and $5,000 will be rolled into a Fidelity IRA established for the participant's benefit and the account balance will be invested in the Fidelity Cash Reserves Fund, an investment product designed to preserve principal and provide a reasonable rate of return.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of home equity loans.
Benefits are recorded when paid.

(e) Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants are vested in the Company’s matching and discretionary contributions after one year of service.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2015 and 2014, employer contributions were reduced by forfeitures of $271,537 and $252,779, respectively. In 2015 and 2014, $37,031 and $37,191 of forfeited funds were used to pay administrative expenses, respectively. As of December 31, 2015, forfeited balances were $279,010.

(f) Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(g) Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan document in compliance with IRS guidelines. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 1.0%. Generally, loans must be repaid over a period not to exceed four years.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

(3) Stable Value Fund

The Stable Value Fund consists of the Managed Income Portfolio II (the Fund), which is a common collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature. This guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the fund’s investments, and contract value is equal to the sum of all of the benefits owed to participants in that fund. The Fund is classified within Level 2 of the valuation hierarchy as participants may ordinarily direct the withdrawal or transfer all of, or a portion of, their investment at contract value (see note 5).

The Fund is a commingled pool of the Fidelity Trust for Employee Benefit Plans. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. The Plan's retirement committee believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

(4) Transactions with Parties in Interest
As of December 31, 2015 and 2014, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and a common collective fund that are sponsored by the Trustee.

(5) Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Master Trust’s fair value hierarchy for those assets measured at fair value as of December 31, 2015 and 2014:

	December 31, 2015
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$7,828,370	7,828,370	—	—
Mohawk Industries, Inc. common stock	62,859,240	62,859,240	—	—
Small-cap funds	45,815,429	45,815,429	—	—
Mid-cap funds	51,196,221	51,196,221	—	—
Large-cap funds	156,217,071	156,217,071	—	—
International funds	22,612,085	22,612,085	—	—
Blended funds	227,319,233	227,319,233	—	—
Fixed income bond funds	31,423,368	31,423,368	—	—
Stable value fund	146,158,368	—	146,158,368	—
Total investments, at fair value	$751,429,385	605,271,017	146,158,368	—
Plan's interest in the Master Trust, at fair value	$185,511,656

	December 31, 2014
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$5,738,805	5,738,805	—	—
Mohawk Industries, Inc. common stock	54,739,593	54,739,593	—	—
Small-cap funds	46,913,875	46,913,875	—	—
Mid-cap funds	56,945,741	56,945,741	—	—
Large-cap funds	162,290,979	162,290,979	—	—
International funds	24,031,629	24,031,629	—	—
Blended funds	188,946,508	188,946,508	—	—
Fixed income bond funds	33,079,689	33,079,689	—	—
Stable value fund	170,031,090	—	170,031,090	—
Total investments, at fair value	$742,717,909	572,686,819	170,031,090	—
Plan's interest in the Master Trust, at fair value	$181,847,323

(6) Investments
At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust at fair value was approximately 24.7% and 24.5%, respectively.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Interest and dividends	$31,061,007	32,333,195
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	12,160,345	2,219,419
Registered investment companies	(26,757,343)	2,646,058
Net income from Master Trust	16,464,009	37,198,672
Plan’s interest in the Master Trust income	$3,743,574	7,323,932
The following investments represent 5% or more of the Master Trust’s assets at December 31, 2015 and 2014:

	2015	2014
Mohawk Stable Value Fund	$146,158,368	170,031,090
Colombia Dividend Income Z	56,724,748	62,831,367
Spartan 500 Index	61,449,937	65,740,833
Mohawk Industries, Inc. Common Stock Fund	62,859,240	54,739,593
Mohawk Moderate Fund	37,212,903	40,923,348
T. Rowe Price New America Growth	38,042,385	33,718,780
All of the Plan’s investments are held by a Party-in-Interest to the Plan.

(7) Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

(9) Net Transfers Between Affiliated Plans
Along with this Plan, the Company also sponsors the Mohawk Industries Retirement Plan 2. During 2015 and 2014, due to changes in employment status, net transfers between the plans were $96,080 and $1,495,813, respectively.

(10) Reconciliation to Form 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2015 and 2014:

	2015	2014
Net assets available for plan benefits per the accompanying financial statements	$200,284,895	196,866,692
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	423,120	1,095,920
Net assets available for plan benefits per Form 5500	$200,708,015	197,962,612
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Industries Retirement plans per the accompanying financial statements	$3,322,123	5,869,395
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(672,800)	13,729
Net increase in net assets available for plan benefits before transfers to/from other Mohawk Industries Retirement plans per Form 5500	$2,649,323	5,883,124
(11) Subsequent Event

The Plan was amended on December 27, 2015 to provide for the merger of the IVC Group Plans into the Plan. On February 1, 2016, the IVC Group Plans assets (including loans receivable) were transferred into and merged with the Plan. Assets in the amount of $414,401 were transferred into the Plan. The participants of the IVC Group Plans are now participants of the Plan and are subject to full rights and privileges thereof, as provided in the Plan document.

MOHAWK INDUSTRIES RETIREMENT PLAN 1
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue	Description of investment	Current value
*Plan's interest in Master Trust, at fair value		$185,511,656
*Notes receivable from participants	(1)	14,570,076
	Total	$200,081,732
* Represents parties-in-interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through January 21, 2030. Interest rates range from 4.25% to 9.25% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Industries Retirement Plan 1 (Full Title of the Plan)

June 17, 2016	By: /s/ Philip A. Brown
Vice President, Human Resources

Exhibits to Form 11-K

Exhibit 23.1	Consent of Warren Averett, LLP
Exhibit 23.2	Consent of KPMG LLP